SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Overseas Regulatory Announcement: Legal Opinions on Matters Relating to the Initial Grant of A Share Options	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: January 8, 2015	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Legal Opinions on Matters Relating to the Initial Grant of A Share Options

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Legal Opinions on Matters Relating to the Initial Grant of A Share Options published by us on the website of Shanghai Stock Exchange.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, January 6, 2015

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Beijing Haiwen & Partners

Legal Opinions on Matters Relating to the Initial Grant of A Share Options

by Sinopec Shanghai Petrochemical Company Limited

To: Sinopec Shanghai Petrochemical Company Limited

Beijing Haiwen & Partners (the “Firm” or “we”), as the special counsel of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) with respect to the A Share Option Incentive Scheme of SPC (the “Share Option Incentive Scheme”), hereby issue these Legal Opinions on the adjustment of the list of participants in, and the number of share potions to be granted under, the Share Option Incentive Scheme as well as the grant of share options to the participants after this adjustment (this “Grant”).

We have reviewed and validated the relevant documents provided by SPC and the relevant facts of this Grant, inquired the relevant personnel of the Company about the relevant matters, and carried out the necessary discussions in accordance with the Company Law of the People’s Republic of China (the “Company Law”), the Securities Law of the People’s Republic of China (the “Securities Law”), the Administrative Measures Governing Share Incentive Schemes of Listed Companies (Trial) (the “Administrative Measures”), the Interim Measures for the Implementation of Share Incentive Schemes by (Domestic) State-controlled Listed Companies (the “Interim Measures”), the Notice on Issues concerning Regulating State-controlled Listed Companies’ Implementation of Equity Incentive System, Memorandum No. 1 Regarding Matters of Share Incentive Schemes (“Memorandum No. 1”), Memorandum No. 2 on Regarding Matters of Share Incentive Schemes (“Memorandum No. 2”), Memorandum No. 3 on Regarding Matters of Share Incentive Schemes (“Memorandum No. 3”) and other laws, regulations and normative documents (collectively the “Share Incentive-related Laws and Regulations”), as well as the Articles of Association of Sinopec Shanghai Petrochemical Company Limited (the “Articles”).

During the review, SPC has warranted that it has made available the materials and information required to be provided by it for our lawyers to issue these Legal Opinions, such materials and information are true, accurate and complete, the signatures and/or seals on the materials are true, and all the relevant copies or photocopies are consistent with the originals.

Our lawyers give legal opinions in accordance with the relevant laws current and in effect on the date hereof and their understanding of the relevant laws, and also on the basis of the facts that occurred or existed before the date hereof and their understanding of the relevant facts.

Our lawyers give legal opinion only with respect to the legal matters relating to this Grant and do not comment on the relevant financial reports or other professional matters. In these Legal Opinions, a reference to any content of a financial report or any other relevant report is simply a quotation of the relevant report.

These Legal Opinions are provided for the Company’s use for no purposes other than this Grant. Our lawyers agree that these Legal Opinions may be used as one of the Company’s application documents for implementing this Grant, and may be filed or publicly disclosed together with other application documents. Our lawyers warrant that there are no false statements, misleading representations or material omissions in these Legal Opinions, and undertake to bear the corresponding legal liabilities for the truth, accuracy and completeness of these Legal Opinions.

On the basis of the foregoing, our lawyers give their legal opinions as follows:

I.	SPC’s Authorization and Approval of the Implementation of this Grant

1.	On August 15, 2014, the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft) (the “Share Option Incentive Scheme”), the Administrative Measures on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft) (the “Administrative Measures on the Share Option Incentive Scheme”) and the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft) (the “Administrative Measures for Appraisal under the Share Option Incentive Scheme”) were reviewed and adopted at the Second Meeting of the Eighth Session of the Board of Directors of the Company. The Company’s independent directors expressed their independent opinions on the Share Option Incentive Scheme of the Company.

2.	On August 15, 2014, the Share Option Incentive Scheme, the Administrative Measures on the Share Option Incentive Scheme and the Administrative Measures for Appraisal under the Share Option Incentive Scheme were reviewed and adopted, and the list of participants in the Share Option Incentive Scheme was reviewed at the Second Meeting of the Eighth Session of the Supervisory Committee of the Company.

3.	On October 16, 2014, the Share Option Incentive Scheme of the Company was approved by the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China (“SASAC”) by approval document (Guo Zi Fen Pei No. [2014] 1006).

4.	On October 29, 2014, the Share Option Incentive Scheme of the Company was put on record by China Securities Regulatory Commission (“CSRC”) without dissent.

5.	On October 29, 2014, the Eighth Session of the Board of Directors of the Company convened its Fourth Meeting, at which, it was decided that the 2014 First Extraordinary General Meeting, the 2014 First A Shareholders Class Meeting and the 2014 First H Shareholders Class Meeting be convened on December 23, 2014 to review the proposals in respect of the Share Option Incentive Scheme.

6.	On December 23, 2014, in accordance with the requirements of the Listing Rules of Hong Kong Stock Exchange, SPC’s controlling shareholder, China Petroleum and Chemical Corporation, convened a general meeting to review and adopt the Share Option Incentive Scheme.

7.	On December 23, 2014, the Company convened the 2014 First General Meeting and the 2014 First A Shareholders Class Meeting through a combination of on-site voting, online voting (applicable to A shareholders) and solicitation of votes by independent directors, and convened the 2014 First H Shareholders Class Meeting through a combination of on-site voting and solicitation of votes by independent non-executive directors. At the above meetings, the Share Option Incentive Scheme, the Administrative Measures on the Share Option Incentive Scheme, the Administrative Measures for Appraisal under the Share Option Incentive Scheme and the Proposal regarding Authorizing the Board of Directors to Deal with the Matters Relating to the Share Option Incentive Scheme were reviewed and adopted by the way of resolution. The Chairman of the Supervisory Committee gave a statement on the verification opinion in respect of the participants at the General Meeting.

8.	On January 6, 2015, the Proposal regarding the Adjustment of the List of Participants and the Number of Share Options under the Initial Grant of the Share Option Incentive Scheme and the Proposal regarding the Initial Grant under the Share Option Incentive Scheme were reviewed and adopted at the Fifth Meeting of the Eighth Session of the Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”). The Company’s independent directors expressed their independent opinions on the aforesaid proposals.

9.	On January 6, 2015, a verification opinion on the Adjusted List of Participants and Number of Share Options under the Initial Grant of the Share Option Incentive Scheme and the Proposal regarding the Initial Grant under the Share Option Incentive Scheme was reviewed and adopted at the Sixth Meeting of the Eighth Session of the Supervisory Committee of the Company.

In summary of the foregoing, we hold that SPC’s implementation of this Grant is in compliance with the relevant provisions of the Administrative Measures and the Share Option Incentive Scheme, and the resolutions on this Grant are legal and valid.

II.	Determination of the Initial Share Option Grant Date

1.	On December 23, 2014, the Company convened the 2014 First Extraordinary General Meeting, the 2014 First A Shareholders Class Meeting and the 2014 First H Shareholders Class Meeting, at which the Proposal regarding Authorizing the Board of Directors to Deal with the Matters Relating to the Share Option Incentive Scheme and other proposals were reviewed and adopted, authorizing the Board of Directors to grant share options to the participants when the Company and the participants satisfy the conditions of grant, and to deal with all the matters as required for effecting the grant of share options.

2.	In accordance with the Company’s Share Option Incentive Scheme, the grant date shall be determined by the Company’s Board of Directors after the Company’s Share Option Incentive Scheme has been submitted to and approved by SASAC, filed with CSRC without any objection, and deliberated and approved by the Company’s shareholders’ meeting and class meeting of shareholders as well as the shareholders’ meeting of China Petroleum & Chemical Corporation. Upon satisfaction of the conditions of grant under in the Share Option Incentive Scheme, the Company will, in accordance with relevant provisions, hold a meeting of the Board of Directors to grant the share options to the participants and complete registration, announcement and other relevant procedures.

3.	On January 6, 2015, the Company convened the Fifth Meeting of the Eighth Session of the Board of Directors, at which, the Proposal regarding the Initial Grant under the Share Option Incentive Scheme was reviewed and adopted, determining January 6, 2015 to be the date for the Company’s initial grant of share options. The Company’s independent expressed their independent opinion of express approval.

4.	As confirmed by the Company and verified by our lawyers, the date for the initial grant of share options is a trading day and as required by the Share Option Incentive Scheme, does not fall within the period:

(1)	from the date which is 30 days before a periodical report is published to the date which is two trading days following the announcement of the same; in the event the announcement date of the periodical report is postponed for special reasons, the foregoing period should be calculated from the date which is 30 days before the originally appointed announcement date;

(2)	from the date which is 10 days before the announcement of the Company’s estimated financial results and preliminary earnings estimate to the date which is two trading days following the announcement of the same;

(3)	from the date when efforts are made to determine a material transaction or matter to the date which is two trading days following the announcement of the transaction or matter;

(4)	from the date which is 60 days before the publication of the Company’s announcement on annual results to the date of publication of such announcement (the publication date inclusive), or from the date which is 30 days before the publication of the Company’s announcements on semi-annual and quarterly results to the date of publication of such announcements (the publication date inclusive), in the event that the participant is a director;

(5)	from the date when the Company is aware of any inside information to the date when the relevant information is announced, and in particular, which is one month period prior to the earlier of:

a.	the date of a meeting held by the Board of Directors to adopt any of the Company’s annual, semi-annual, quarterly and other interim results; or

b.	the deadline for the Company to publish its annual or semi-annual results, quarterly or any other interim results according to the Hong Kong Listing Rules; or

(6)	from the date of occurrence of other material matters which may affect share prices to the date which is two trading days after the announcement thereof.

As confirmed by the Company, as of the grant date, the Company has no inside information that should be but have not been disclosed.

In summary of the foregoing, we hold that SPC’s Board of Directors has the right to determine the date for the initial grant of share options, and the grant date is in compliance with the relevant provisions of the Administrative Measures and the Share Option Incentive Scheme.

III.	Adjustments to the Initial Grant

1.	On January 6, 2015, the Proposal regarding the Adjustment of the List of Participants and the Number of Share Options under the Initial Grant of the Share Option Incentive Scheme was reviewed and adopted at the Fifth Meeting of the Eighth Session of the Board of Directors of the Company. The adjustments are as follows:

After the Share Option Incentive Scheme was reviewed and adopted at the Second Meeting of the Eighth Session of the Board of Directors of the Company, there were in total 14 participants under the initial grant who had their positions changed and their positions ceased to fall into the scope of positions qualified for the initial grant of the Share Option Incentive Scheme, therefore such participants were removed from the list of participants under the initial grant. According to the above adjustment of participants, the number of participants under the initial grant of share options is 214, and the number of share options granted is 38,760,000.

The Remuneration and Review Committee gave its prior consent and the Company’s independent directors gave their independent opinion, unanimously approving the adjusted list of participants and number of share options under the initial grant of the Share Option Incentive Scheme.

2.	As required by Chapter 12 “Dealing with Special Circumstances” of the Share Option Incentive Scheme, if any of the following events occurs on the part of a participant, then on the date of occurrence of the event, the participant’s share options that have been authorized to be exercised but are yet to be exercised shall be terminated for exercise, and the participant’s options that have not been authorized to be exercised shall be voided:

(1)	the participant unilaterally proposes a termination or cancellation of the labor contract or employment contract executed with the Company;

(2)	the participant is transferred from the Company and no longer holds any position with the Company according to the arrangement by related organization;

(3)	the participant is demoted to a less responsible position or is dismissed for unqualified performance and other reasons;

(4)	the participant becomes an independent director or supervisor or holds any other position that is not eligible for the share incentive option;

(5)	other circumstances stipulated by the Remuneration and Review Committee.

If any of the following events occurs on the part of a participant, the participant’s share options that have been authorized to be exercised but are yet to be exercised shall be exercised by him/her or his/her lawful heir within six months, and the participant’s options that have not been authorized to be exercised shall be voided:

(1)	the participant dies or becomes unable to work;

(2)	the participant retires;

(3)	the labor contract/employment contract executed by the participant with the Company is early terminated upon agreement with the Company, or either party proposes not to renew the labor contract/employment contract upon expiry thereof and the other party agrees to the proposal;

(4)	other circumstances determined by the Remuneration and Review Committee.

Therefore, because the above participants’ positions changed and their positions ceased to fall into the scope of positions qualified for the initial grant of the Share Option Incentive Scheme, such participants have ceased to be qualified as participants, the share options that they had the right to be granted should be cancelled, and the Company’s Board of Directors has correspondingly adjusted the list of participants and the amount of share options granted under the initial grant of share options.

In summary of the foregoing, we hold that the adjustment is in compliance with the relevant provisions of the Administrative Measures and the Share Option Incentive Scheme.

IV.	Conditions for the Initial Grant of Share Options

(I)	In accordance with the Share Option Incentive Scheme, the Company may only grant share options to a participant provided that both the Company and the participant have fulfilled the following conditions:

(1)	None of the following has occurred on the part of the Company:

a.	a financial and accounting report of the Company being issued by a certified public accountant contains adverse opinions or disclaimers of opinions for the most recent financial year;

b.	administrative penalties being imposed by the CSRC for material non-compliance by the Company during the most recent year; and

c.	any other circumstances determined by the CSRC.

(2)	None of the following has occurred on the part of the participant:

a.	being publicly condemned or declared as an ineligible candidate by the Shenzhen Stock Exchange, the Shanghai Stock Exchange or Hong Kong Stock Exchange during the most recent three years;

b.	administrative penalties imposed by the CSRC for material non-compliance by the participant during the most recent three years;

c.	being prohibited from acting as a director or senior management of the Company under the Company Law; and

d.	any other serious non-compliance with the relevant provisions of the Company by the participant as determined by the Company’s Board of Directors.

(3)	Performance conditions for the initial grant of share options:

In 2013, the Company’s net profits after deducting non-recurring gains and losses were no less than RMB 1.6 billion, weighted average ROE was no less than 6% and the proportion of the operating income from principal business in the total operating income was no less than 99%, and each of the above three indicators was not lower than the 50% level of peer benchmark enterprises. In addition, with regard to the indicator for economic value added, the Company achieved the appraisal objectives issued by the SASAC to China Petrochemical Corporation and the Company.

(II)	On January 6, 2015, the Company convened the Fifth Meeting of the Eighth Session of the Board of Directors, at which, the Proposal regarding the Initial Grant under the Share Option Incentive Scheme was reviewed and adopted, holding the Company already satisfied the conditions set out in the Share Option Incentive Scheme, and determining January 6, 2015 to the date for the Company’s initial grant of share options, and granting a total of 38,760,000 share options to 214 participants. The Remuneration and Review Committee gave its prior consent to the proposal and the Company’s independent directors gave their independent opinion on the proposal, unanimously approving the Company’s initial grant of share options under the Share Option Incentive Scheme.

In summary of the foregoing, we hold that, because the conditions for the initial grant of share options have been satisfied, the Company’s practice of determining January 6, 2015 to be the grant date and granting share options to the participants is in compliance with the relevant provisions of the Company Law, the Securities Law and the Administrative Measures.

V.	Participants in the Initial Grant of Share Options

1.	In accordance with the Share Option Incentive Scheme and the adjusted list of participants in and number of share options granted under the Share Option Incentive Scheme, the number of participants under the initial grant of share options has been adjusted from 228 to 214, and the number of share options granted has been adjusted from 41,030,000 to 38,760,000.

2.	On January 6, 2015, the Proposal regarding the Adjustment of the List of Participants and the Number of Share Options under the Initial Grant of the Share Option Incentive Scheme and the Proposal regarding the Initial Grant under the Share Option Incentive Scheme were reviewed and adopted at the Fifth Meeting of the Eighth Session of the Board of Directors of the Company, determining the participants in, and the number of share options to be granted under, the initial grant of share options. The Company’s independent directors expressed their independent opinions on the aforesaid proposals.

3.	On January 6, 2015, the Company convened the Sixth Meeting of the Eighth Session of the Supervisory Committee of the Company, at which, a verification opinion on the Adjusted List of Participants and Number of Share Options under the Initial Grant of the Share Option Incentive Scheme and the Proposal regarding the Initial Grant under the Share Option Incentive Scheme was reviewed and adopted, holding the participants in the initial grant were legally and validly qualified as such; the procedures whereby the Board of Directors had reviewed the matters relating to the grant of share options and the board’s decisions thereon were legal and valid; and the determination of the grant date and the participants in the grant was in compliance with the relevant provisions of the Administrative Measures and the Share Option Incentive Scheme.

4.	As confirmed by the Company, as of the date hereof, no participant fails to meet the conditions for grant, or all participants meet the conditions for grant set out in the Share Option Incentive Scheme. We hold that all participants on the list of participants satisfy conditions for the participants under the Administrative Measures, the Interim Measures, Memorandum No. 1, Memorandum No. 2 and Memorandum No. 3, fall into the scope of participants under the Share Option Incentive Scheme and are legally and validly qualified as participants of the initial grant under the Company’s Share Option Incentive Scheme.

VI.	Conclusive Opinions

In summary of the foregoing, we hold that:

1.	With regard to the grant, the necessary authorizations and approvals have been obtained, and the procedures required as at the date hereof have been completed;

2.	The Board of Directors of the Company has the right to determine the grant date and the grant date determined by the Board of Directors is not in violation of the relevant provisions of the Administrative Measures or the Share Option Incentive Scheme;

3.	The adjustments made by the Board of Directors of the Company to the participants and the number of share options to be granted under the Share Option Incentive Scheme of the Company as authorized by the general meeting and in accordance with the relevant provisions of the Share Option Incentive Scheme are in compliance with the relevant provisions of the Company Law, the Securities Law, the Administrative Measures, Memorandum No. 1, Memorandum No. 2 and Memorandum No. 3, and are legal and valid;

4.	The initial grant has satisfied the conditions for the participants as provided for under the Administrative Measures and the Share Option Incentive Scheme; and

5.	The participants under the initial grant are in compliance with the relevant provisions of the Company Law, the Securities Law, the Administrative Measures, Memorandum No. 1, Memorandum No. 2 and Memorandum No. 3, and they are legal and valid participants under the initial grant by the Company.

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(Signature page of Beijing Haiwen & Partners Legal Opinions on Matters Relating to the Initial Grant of A Share Options by Sinopec Shanghai Petrochemical Company Limited)

Beijing Haiwen & Partners	Responsible lawyers: (Signature)
(Seal)	Gao Wei

(Signature)
Huo Wanhua

Person in charge: (Signature)
Zhang Jiping

January 6, 2015

Date: